Exhibit 99.33

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ANNOUNCES

ANNUAL FINANCIAL RESULTS

TORONTO, ONTARIO, September 28, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) has released its audited financial statements and management’s discussion and analysis for the fiscal year ended June 30, 2021.

Carbon Streaming’s President and CEO Justin Cochrane said: “The last year has been a time of profound growth for Carbon Streaming, as we directed investment into laying the foundation for success by expanding our expert management team and building an impressive pipeline of exceptional carbon credit investment opportunities. In just a few short months our team has generated incredible momentum for the Company, and we will continue to focus on leveraging our capital markets access and expertise to help fight climate change.”

Fiscal Year 2021 and Recent Highlights:

●	The Company successfully listed its common shares (“Common Shares”) on the NEO Stock Exchange (the “NEO Exchange”) under the trading symbol “NETZ” and also commenced trading on the Frankfurt Stock Exchange under the symbol “M2QA”.
●	In July 2021, the Company raised US$104.9 million through a non-brokered private placement of Special Warrants (the “Private Placement”), which will be automatically exercised for one Common Share and one full Common Share purchase warrant (a “Warrant”) with a term of 62 months at an exercise price of US$1.50 per Warrant.
●	Prior to June 30, 2021, the Company also raised a total of US$39.6 million (C$49 million) through private placements of Common Shares and units.
●	As of June 30, 2021, the Company had US$108.4 million (C$134.3 million) in cash and no corporate debt. As of August 31, 2021, the Company’s cash balance was US$112.1 million (C$141.5 million), which reflects the receipt of all proceeds of the Private Placement (which closed after year-end) and payment of the upfront deposits for the Rimba Raya stream.
●	The Company signed three carbon credit streaming agreements: the Rimba Raya Project, MarVivo Project and Cerrado Biome Project as well as an exclusive term sheet with the Bonobo Conservation Initiative. These projects represent the foundation for the Company’s anticipated diverse portfolio of high-quality carbon credits. More information on these projects is available on the Company’s website at www.carbonstreaming.com, and in the Company’s Annual Information Form on the Company’s SEDAR profile at www.sedar.com.

●	The Company announced that it is implementing a 1-for-5 consolidation (reverse stock split) of its common shares, which subject to approval of the NEO Exchange, are expected to commence trading on a post-consolidation basis in the coming weeks. The share consolidation is an important step in the Company’s U.S listing strategy. The Company is further exploring stock exchange listing opportunities in the United States and is targeting to be listed on a U.S. stock exchange, such as NASDAQ or NYSE, in the first half of 2022.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

INVESTOR INQUIRIES:

investors@carbonstreaming.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including the ability to execute its strategy, timing of the share consolidation and the ability of the Company to obtain a U.S. stock exchange listing) are forward-looking information. This forward looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.